NEW AUDITORS APPOINTED

TORONTO, September 24th, 2004 – Eiger Technology, Inc. (TSX: AXA OTCBB: ETIFF) (“Eiger”) wishes to inform its shareholders that it has changed its auditors.

Effective August 31, 2004, SF Partnership, LLP (“SF”), a mid-sized accounting firm in Toronto with a growing practice in providing services for public companies, will become the principal accountants and successor auditors for the Company.

SF replaces Monteith, Monteith & Co.  (“Monteith”).  Monteith advised the Company earlier this year that, as a smaller regional firm, it wished to discontinue practice with publicly- traded companies and focus on its other clients.  The Company did not have any disputes with Monteith relating to its audit of the Company’s financial statements.

The Company wishes to thank Monteith for its help in the past and welcome SF Partnership, LLP as its new auditors.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Its shares also trade on the NASD’s OTCBB under the symbol “ETIFF”.    For more information please call (416) 216-8659 of refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto

Chief Financial Officer

Eiger Technology, Inc.

Telephone: (416) 216-8659, Ext. 302

jmoretto@eigertechnology.com